This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Carmanah Technologies Corporation

Cathedral Place

Suite 1304 – 925 West Georgia Street

Vancouver, BC V6C 3L2

Item 2.

Date of Material Change

May 15, 2007

Item 3.

Press Release

May 15, 2007 at Vancouver, BC, Canada.

Item 4.

Summary of Material Change

Carmanah Technologies Corporation announces that its 2007 Annual General Meeting has been rescheduled to June 28, 2007 at 10:00 AM Pacific in Victoria, British Columbia, Canada.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers

The following senior officers of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Art Aylesworth

Praveen Varshney

President

Director

(250) 380-0052

(604) 629-0264

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated this 15th day of May, 2007.	“Praveen Varshney”
Praveen Varshney
Name Director
Position / Title Vancouver, B.C.
Place of Declaration

FOR IMMEDIATE RELEASE

Tuesday, May 15, 2007

 (No.2007-05-13)

ANNUAL GENERAL MEETING RESCHEDULED

Victoria, British Columbia, Canada – Tuesday, May 15, 2007 - Carmanah Technologies Corporation (TSX: CMH) announces that its 2007 Annual General Meeting has been rescheduled to June 28, 2007 at 10:00 AM Pacific in Victoria, British Columbia, Canada. The address is as follows:

Delta Victoria Ocean Pointe Resort

45 Songhees Road, Victoria, BC V9A 6T3

Toll-Free : 1-800-667-4677

Local: (250) 360-2999

Please RSVP by e-mail at agm@carmanah.com.  The Company would also be pleased to answer any shareholder inquiries regarding flights or accommodations.

About Carmanah Technologies Corporation

With more than 250,000 installations worldwide, Carmanah is one of the world’s premier suppliers of renewable and energy-efficient technologies, including solar-powered LED lighting, solar power systems & equipment and LED illuminated signage.

Carmanah is headquartered in Victoria, British Columbia, Canada and has branch offices and/or sales representation in 11 cities across Canada, the United States and the United Kingdom.  The Company is publicly traded with common shares listed on the Toronto Stock Exchange under the symbol "CMH" and on the Berlin and Frankfurt Stock Exchanges under the symbol "QCX".  For more information, please visit www.carmanah.com.

On Behalf of the Board of Directors,

Carmanah Technologies Corporation

“Praveen Varshney “

Praveen Varshney, Director

For further information, please contact:

Investor Relations: Mr. Mark Komonoski Manager of Investor Relations Tel: (403) 470-8384 Toll-Free: 1-877-255-8483 mkomonoski@carmanah.com	Media: Mr. David Davies Public Relations Tel: (250) 382-4332 ddavies@carmanah.com

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  These risks and uncertainties are described under the caption "Note Regarding Forward-looking Statements" and "Key Information - Risk Factors" and elsewhere in Carmanah’s Annual Report for the fiscal year ended December 31, 2006, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference.  Carmanah does not assume any obligation to update the forward-looking information contained in this press release.